UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. n/a)*
Mobetize Corporation
(Name of Issuer)
Series B Preferred Stock, par value $0.001
(Title of Class of Securities)


607050408
(CUSIP Number)
August 20, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this *
Schedule is filed:

	[x]  Rule 13d-1(b)

	[_]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting * person?s initial filing on this form with respect to the subject class * of securities, and for any subsequent amendment containing information * which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be * deemed to be ?filed? for the purpose of Section 18 of the Securities * Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of * that section of the Act but shall be subject to all other provisions of * the Act (however, see the Notes).



SCHEDULE 13G
CUSIP No.
607050408

1
Names of Reporting Persons

Cary Fields
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]
3
Sec Use Only


4
Citizenship or Place of Organization

New York, USA
Number of
Shares
Beneficially
Owned by Each
Reporting Person
With:

5
  Sole Voting Power


  3,000,000

6
  Shared Voting Power




7
  Sole Dispositive Power


  3,000,000

8
  Shared Dispositive Power



9
Aggregate Amount Beneficially Owned by Each Reporting Person

3,000,000
10
Check box if the aggregate amount in row (9) excludes certain * shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

15.89%
12
Type of Reporting Person (See Instructions)

IN



Item 1.
(a)	Name of Issuer:
       Mobetize Corp.
(b)	Address of Issuer?s Principal Executive Offices:
	1150-510 Burrard Street, Vancouver, British Columbia V6C 3A8
Item 2.
(a)	Name of Person Filing:
Cary Fields
(b)	Address of Principal Business Office or, if None, Residence:
45-46 11th Street, Long Island City, NY 11101
(c)	Citizenship:
New York, USA
(d)	Title and Class of Securities:
Series B Preferred Stock
(e)	CUSIP No.:
607050408

Item 3. 	If this statement is filed pursuant to ?? 240.13d-1(b) or *
240.13d-2(b) or (c), check whether the person filing is a:
(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8 of the Investment *
Company Act of 1940;
(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with *
Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with *
Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal *
Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment *
company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing *
as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), *
please specify the type of institution:
____
Item 4.	Ownership
(a)	Amount Beneficially Owned:
	3,000,000
 (b)	Percent of Class:
	   15.89%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 3,000,000
	(ii)	Shared power to vote or to direct the vote:
(iii)	Sole power to dispose or to direct the disposition of: 3,000,000
(iv)	Shared power to dispose or to direct the disposition of:
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date *
hereof the reporting person has ceased to be the beneficial owner of *
more than five percent of the class of securities, check the following [    ].
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Item 7.	Identification and classification of the subsidiary which acquired *
the security being reported on
by the parent holding company or control person.
Item 8.	Identification and classification of members of the group.
Item 9.	Notice of Dissolution of Group.
Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, * the securities referred to above were acquired and are held in the ordinary * course of business and were not acquired and are not held for the purpose of * or with the effect of changing or influencing the control of the issuer of * the securities and were not acquired and are not held in connection with or * as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I *
 certify that the information set forth in this
statement is true, complete and correct.
Dated:  October 1, 2018
/s/ Cary Fields
Cary Fields
Attention: Intentional misstatements or omissions of fact constitute * Federal criminal violations (See 18
U.S.C. 1001).



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